Eshallgo Inc

12F Block 16, No.1000 Jinhai Road

Pudong New District

Shanghai, China 201206

June 27, 2024

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

Washington, D.C. 20549-4720

Attn: Scott Anderegg

Re:	Eshallgo Inc
Amendment No. 10 to Registration Statement on Form F-1
Filed June 10, 2024
File No. 333-271478

Dear Mr. Anderegg:

This letter is in response to your letter on June 24, 2024 in which you provided comments to Amendment No. 10 to Registration Statement on Form F-1 (the “Registration Statement”) of Eshallgo Inc (the “Company”) filed with the U.S. Securities and Exchange Commission on June 10, 2024. On the date hereof, the Company has submitted Amendment No. 11 to Registration Statement on Form F-1 (“Amendment No. 11”). We set forth below in bold the comment in your letter relating to the F-1 followed by our response to the comment.

Amendment No. 10 to Registration Statement on Form F-1 filed Mau 17, 2024

Director and Executive Compensation

Director Compensation - Fiscal Years 2023 and 2022, page 166

1.	We note your revised disclosure in response to comment 2. Please also update your director compensation for the most recent fiscal year ended March 31, 2024.

RESPONSE: We note the Staff’s comment, and in response hereto, respectfully advise the Staff that we have revised the disclosre in the executive compensation section on page 166 of Amendment No. 11 to include that during fiscal years 2024 and 2023, no members of our Board of Directors received compensation in their capacity as directors, other than that Mr. Zhidan Mao received approximately $30,183 and $31,771, Mr. Qiwei Miao received approximately $33,552 and $32,793, and Chun Lyu received approximately $16,776 and $15,768, respectively.

We hope this response has addressed all of the Staff’s concerns relating to the comment letter. Should you have additional questions regarding the information contained herein, please contact our securities counsel William S. Rosenstadt, Esq., Jason Ye, Esq. or Grace Bai, Esq. of Ortoli Rosenstadt LLP at wsr@orllp.legal, jye@orllp.legal or gbai@orllp.legal.

Sincerely,

/s/ Qiwei Miao
Qiwei Miao
Chief Executive Officer